SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CONX CORP.
(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))
Class A common stock, par value $0.0001 per share
(Title of Class of Securities)
212873103
(CUSIP Number of Class of Securities)
Kyle Jason Kiser
Chief Executive Officer
CONX Corp.
5701 S. Santa Fe Dr.
Littleton, CO 80120
(303) 472-1542
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Mario Schollmeyer
Sullivan & Cromwell LLP
New York, New York 10004
(212) 558-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   Third-party tender offer subject to Rule 14d-1.
☒   Issuer tender offer subject to Rule 13e-4
☐   Going-private transaction subject to Rule 13e-4
☐   Amendment to Schedule 13D under Rule 13d-2
☐   Check the following box if the filing is a final amendment reporting the results of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐   Rule 14d-1(d) (Cross Border Third-Party Tender Offer).

SCHEDULE TO
INTRODUCTORY STATEMENT
This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by CONX Corp., a blank check company incorporated in Nevada (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 2,120,269 of its issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “common stock”), at a price of $10.585614 per share, net to the seller in cash for an aggregate purchase price of up to $22,126,780. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated April 1, 2024 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.
All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.
Item 1.   Summary Term Sheet.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Questions and Answers About the Offer” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   Name and Address.
The name of the issuer is CONX Corp. The Company is incorporated under the laws of Nevada. The Company’s address is 5701 S. Santa Fe Dr., Littleton, CO 80120.
(b)   Securities.
This Schedule TO relates to the Company’s common stock, par value $0.0001 per share. As of April 1, 2024, the date of commencement of the tender offer, the Company had 2,120,269 shares of Class A common stock issued and outstanding.
(c)   Trading Market and Price.
The information set forth in the section of the Offer to Purchase entitled “Price Range of Securities” is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a)   Name and Address.
The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.
The executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth in the following table:
Name	Age	Position
Charles W. Ergen	71	Chairman
Kyle Jason Kiser	59	Chief Executive Officer, Director
Gerald Gorman	68	Director
David K. Moskowitz	65	Director
Adrian Steckel	56	Director

The address and telephone number of each director and executive officer of the Company is: 5701 S. Santa Fe Dr., Littleton, CO 80120.
Item 4.   Terms of the Transaction.
(a)   Material Terms.
(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer — General” is incorporated herein by reference.
(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer — Purchase Price” is incorporated herein by reference.
(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer — Scheduled Expiration of the Offer” is incorporated herein by reference.
(1)(iv) Not applicable.
(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer — Extension of the Offer; Termination; Amendment” is incorporated herein by reference.
(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Questions and Answers” and “The Offer — Procedures for Tendering Shares of Class A Common Stock — Withdrawal Rights” is incorporated herein by reference.
(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Questions and Answers About the Offer,” and “The Offer — Procedures for Tendering Shares of Class A Common Stock” is incorporated herein by reference.
(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Questions and Answers About the Offer” and “The Offer — Purchase of Shares of Class A Common Stock and Payment of Purchase Price” is incorporated herein by reference.
(1)(ix) Not applicable.
(1)(x) Not applicable.
(1)(xi) The information set forth in the section of the Offer to Purchase titled “The Transaction — Anticipated Accounting Treatment” is incorporated herein by reference.
(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Questions and Answers About the Offer” and “The Offer — Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.
(2)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Transaction” and “The Purchase Agreement” is incorporated herein by reference.
(2)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Transaction,” “The Offer,” and “The Purchase Agreement” is incorporated herein by reference.
(2)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” and “The Transaction” is incorporated herein by reference.
(2)(iv) The information set forth in the section of the Offer to Purchase titled “The Transaction — Stockholder Approvals” is incorporated herein by reference.
(2)(v) Not applicable.

(2)(vi) The information set forth in the section of the Offer to Purchase titled “The Transaction — Anticipated Accounting Treatment” is incorporated herein by reference.
(2)(vii) The information set forth in the sections of the Offer to Purchase titled “Questions and Answers About the Offer” and “The Offer — Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.
(b)   Purchases.
The information set forth in the sections of the Offer to Purchase titled “Questions and Answers About the Offer,” “The Offer — Purpose of the Offer; Certain Effects of the Offer” and “The Offer — Interests of Directors and Executive Officers” is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(e)   Agreements Involving the Subject Company’s Securities.
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Information about CONX Before the Transaction,” “The Offer — Purpose of the Offer; Certain Effects of the Offer,” “The Transaction — General Description of the Purchase Agreement and Transaction,” “The Purchase Agreement,” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)   Purposes.
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer — General,” and “The Offer — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.
(b)   Use of Securities Acquired.
The information set forth in the sections of the Offer to Purchase titled “The Offer — Purpose of the Offer; Certain Effects of the Offer,” and “The Offer — Source and Amount of Funds” is incorporated herein by reference.
(c)   Plans.
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Transaction,” “The Purchase Agreement,” and “The Offer — Source and Amount of Funds” is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a)   Sources of Funds.
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer — General,” “The Offer — Purchase Price,” and “The Offer — Source and Amount of Funds” is incorporated herein by reference.
(b)   Conditions.
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Risk Factors,” “The Purchase Agreement — Conditions to the Transaction Closing,” and “The Offer — Conditions of the Offer” is incorporated herein by reference.
(d)   Borrowed funds.
Not applicable.

Item 8.   Interest in Securities of the Subject Company.
(a)   Securities Ownership.
The information set forth in the sections of the Offer to Purchase titled “Principal Stockholders” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.
(b)   Securities Transactions.
Neither the Company, nor to the Company’s knowledge after reasonable inquiry have any of its officers or directors engaged in any transactions in the common stock required to be disclosed in this Item 8(b).
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   Solicitations or Recommendations.
The Company has retained Continental Stock Transfer & Trust Company (“CST”) to act as the Depositary and Morrow Sodali LLC to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of shares of common stock by mail, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and Depositary will receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for reasonable and documented out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.
The information set forth in the section of the Offer to Purchase titled “Questions and Answers About the Offer,” “The Offer — Purpose of the Offer; Certain Effects of the Offer” and “The Offer — Fees and Expenses” is incorporated herein by reference.
Item 10.   Financial Statements.
(a)   The information set forth in the section of the Offer to Purchase titled “Selected Historical Financial Information of CONX,” “Unaudited Pro Forma Condensed Financial Information” and “Index to Financial Information” is incorporated herein by reference.
The Company’s audited financial statements for the fiscal years ended December 31, 2023 and December 31, 2022 are incorporated herein by reference from its Annual Report on Form 10-K for the fiscal years ended December 31, 2023 and December 31, 2022.
(b)   The information set forth in the section of the Offer to Purchase titled “Unaudited Pro Forma Condensed Financial Information” is incorporated herein by reference.
Item 11.   Additional Information.
(a)   Agreements, Regulatory Requirements and Legal Proceedings.
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Purchase Agreement,” “Certain Relationships and Related Party Transactions” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.
(c)   Other Material Information.
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Forward-Looking Statements,” “Risk Factors,” and “Where You Can Find More Information” is incorporated herein by reference.

Item 12.   Exhibits
See Exhibit List immediately following the signature page.
Item 13.   Information Required by Schedule 13e-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CONX CORP.
/s/ Kyle Jason Kiser

Name: Kyle Jason Kiser
Title: Chief Executive Officer and Director
Dated: April 1, 2024

Exhibit Index
(a)(1)(A)*	Offer to Purchase, dated April 1, 2024.
(a)(1)(B)*	Form of Letter of Transmittal To Tender Shares of Class A Common Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)*	Commencement Press Release, dated April 1, 2024.
(b)	Not applicable.
(d)(1)	Underwriting Agreement, dated October 29, 2020, by and among the Company and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 1.1 to the Form 8-K of CONX Corp., filed with the Securities and Exchange Commission on November 3, 2020).
(d)(2)	Third Amendment to the Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Form 8-K of CONX Corp., filed with the Securities and Exchange Commission on November 8, 2023).
(d)(3)	Warrant Agreement, dated October 29, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Form 8-K of CONX Corp., filed with the Securities and Exchange Commission on November 3, 2020).
(d)(4)	Letter Agreement, dated October 29, 2020, by and among the Company, its executive officers, its directors and nXgen Opportunities, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K of CONX Corp., filed with the Securities and Exchange Commission on November 3, 2020).
(d)(5)	Investment Management Trust Agreement, dated October 29, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Form 8-K of CONX Corp., filed with the Securities and Exchange Commission on November 3, 2020).
(d)(6)	Registration Rights and Stockholder Agreement, dated October 29, 2020, by and among the Company, nXgen Opportunities, LLC and the other holders party thereto (incorporated by reference to Exhibit 10.3 to the Form 8-K of CONX Corp., filed with the Securities and Exchange Commission on November 3, 2020).
(d)(7)	Private Placement Warrants Purchase Agreement, dated October 29, 2020, by and among the Company and nXgen Opportunities, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K of CONX Corp., filed with the Securities and Exchange Commission on November 3, 2020).
(d)(8)	Form of Indemnity Agreement between the Company and each of the officers and directors of the Company (incorporated by reference to Exhibit 10.5 to the Form 8-K of CONX Corp., filed with the Securities and Exchange Commission on November 3, 2020).
(d)(9)	Promissory Note in favor of nXgen Opportunities, LLC, dated October 31, 2022 (incorporated by reference to Exhibit 10.1 to the Form 8-K of CONX Corp., filed with the Securities and Exchange Commission on November 1, 2022).
(d)(10)	Promissory Note in favor of nXgen Opportunities, LLC, dated June 2, 2023 (incorporated by reference to Exhibit 10.1 to the Form 8-K of CONX Corp., filed with the Securities and Exchange Commission on June 2, 2023).
(d)(11)	Amended & Restated Promissory Note in favor of nXgen Opportunities, LLC, dated November 2, 2023 (incorporated by reference to Exhibit 10.1 to the Form 8-K of CONX Corp., filed with the Securities and Exchange Commission on November 8, 2023).

(d)(12)	Subscription Agreement, dated November 1, 2023 (incorporated by reference to Exhibit 10.1 to the Form 8-K of CONX Corp., filed with the Securities and Exchange Commission on November 1, 2023).
(d)(13)	Purchase and Sale Agreement, dated March 10, 2024, by and between the Company and EchoStar Real Estate Holding L.L.C. (incorporated by reference to Exhibit 10.1 to the Form 8-K of CONX Corp., filed with the Securities and Exchange Commission on March 11, 2024).
(d)(14)*	Second Amended & Restated Promissory Note in favor of nXgen Opportunities, LLC, dated March 25, 2024.
(d)(15)*	Amendment No.1 to Subscription Agreement, dated March 25, 2024.
(d)(16)*	Waiver Agreement, dated March 25, 2024, by and between the Company and nXgen Opportunities, LLC.
(g)	Not applicable.
(h)	Not applicable.
(i)*	Filing Fee Table

*
Filed herewith.